UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1) 1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

AB Value Management LLC

Attn: Andrew Berger

200 Sheffield Street, Suite 311

Mountainside, NJ 07092

(855) 228-2583

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.78%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.74%
14	TYPE OF REPORTING PERSON CO

* Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.74%
14	TYPE OF REPORTING PERSON IN

* Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON Mary Kennedy Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774678403

The following constitutes amendment number 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D, as specifically set forth herein.

Item 2.	Identity and Background. Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i)	AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);

(ii)	AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), who manages each of AB Value Partners and a Managed Account;

(iii)	Andrew Berger (“Mr. Berger”), who serves as the managing member of AB Value Management; and as a nominee for the Board of Directors of the Issuer (the “Board”); and

(iv)	Mary Kennedy Thompson (“Ms. Thompson”), as a nominee for the Board (Ms. Kennedy, and together with Mr. Berger, the “Nominees” and each, a “Nominee”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 1.

(b) The address of the principal offices of each of AB Value Partners, AB Value Management and Mr. Berger is as follows: 200 Sheffield Street, Suite 311, Mountainside, New Jersey 07092. The principal business address of Ms. Thompson is as follows: 1020 N. University Parks Dr., Waco, TX 76707.

(c) The principal business of AB Value Partners is investing in securities.  The principal business of AB Value Management is to manage AB Value Partners.  The principal occupation of Mr. Berger is serving as the managing member of AB Value Management. The principal occupation of Ms. Thompson is serving as the Chief Operating Officer of Neighborly Brands, a service provider focused on repairing, maintaining and enhancing customers’ homes and businesses.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AB Value Management is organized under the laws of the State of Delaware.   AB Value Partners is organized under the laws of the State of New Jersey.  Each of Mr. Berger and Ms. Thompson is a citizen of the United States of America.

CUSIP NO. 774678403

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 460,189 Shares beneficially owned by the AB Value Partners, AB Value Management and Mr. Berger is approximately $4,205,586 including brokerage commissions.  The Shares beneficially owned by AB Value Partners and AB Value Management were acquired with working capital. The Shares directly owned by Mr. Berger were acquired with personal funds.

AB Value Partners and AB Value Management effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction. Item 4 is hereby amended to add the following:

On May 18, 2019, AB Value Partners delivered a notice (the “Notice”) to the Corporate Secretary of the Issuer (i) nominating a slate of two (2) highly qualified directors candidates with directly relevant industry experience, comprised of the nominees, Mr. Berger and Ms. Thompson, for election to the Issuer’s Board of Directors at the Issuer’s 2019 annual meeting of stockholders (the “Annual Meeting”) and (ii) submitting a business proposal for consideration by stockholders at the Annual Meeting which calls for the Issuer to redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote, as a separate ballot item, within 12 months.

On May 21, 2019, AB Value Partners delivered a supplement to the letter to the Corporate Secretary of the Issuer, amending the Notice to acknowledge the Joint Filing Agreement entered into as of May 21, 2019 and described further in Item 6 of this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer. Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 5,948,660 Shares outstanding as of January 10, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 14, 2019.

CUSIP NO. 774678403

As of the close of business on May 20, 2019, AB Value Partners directly owned 224,855 Shares, constituting approximately 3.78% of the Shares outstanding.  By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on May 20, 2019, AB Value Management had caused the Managed Account to directly own 235,334 Shares, constituting approximately 3.96% of the Shares outstanding.  By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares beneficially owned by AB Value Management. Ms. Thompson does not directly own any Shares and may not be deemed to beneficially own any Shares.

(b) Each of the AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Ms. Thompson does not have shared power to vote or dispose any Shares.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Item 6 is hereby amended to add the following:

On May 21, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

Item 7.	Material to be Filed as Exhibits. Item 7 is hereby amended to add the following:

99.1	Amendment and Restated Joint Filing Agreement by and among AB Value Partners LP, AB Value Management LLC, Andrew Berger and Mary Kennedy Thompson, dated May 21, 2019.

CUSIP NO. 774678403

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2019

AB Value Partners, L.P.

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger

/s/ Mary Kennedy Thompson
Name: Mary Kennedy Thompson

CUSIP NO. 774678403

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

AB Value Partners, LP

Date of Purchase	Price Per Share	Net Shares of Common Stock Purchased

5/2/2019	979	9.55

5/3/2019	241	9.45

5/8/2019	820	9.44

5/9/2019	360	9.41

CUSIP NO. 774678403

AB Value Management LLC

Date of Purchase	Price Per Share	Net Shares of Common Stock Purchased

5/2/2019	3,915	9.55

5/3/2019	961	9.45

5/8/2019	3,280	9.44

5/9/2019	1,440	9.41

Andrew Berger

(During the Past 60 Days)

None

Mary Kennedy Thompson

(During the Past 60 Days)

None